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                           January 16, 2024

       Diamantis Andriotis
       Chief Executive Officer
       C3is Inc.
       331 Kifissias Avenue Erithrea
       14561 Athens, Greece

                                                        Re: C3is Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed January 8,
2024
                                                            File No. 333-276430

       Dear Diamantis Andriotis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Finn Murphy